J. P. Morgan Fleming Mutual Fund Group, Inc.

245 Park Avenue

New York, NY 10167

Dear Sirs:

J.P. Morgan Investment Management Inc, JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree effective May 1, 2006 to waive fees owed to each JPMorgan Service Provider or to reimburse each Fund listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include dividend expenses on securities sold short, interest, taxes, extraordinary expenses and expenses related to the JPMorgan Funds’ deferred compensation plan.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filings their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. /s/ George C.W. Gatch	JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc. /s/ Nancy E. Fields
By: George C.W. Gatch	By: Nancy E. Fields

Accepted by: J. P. Morgan Fleming Mutual Fund Group, Inc. /s/ Robert L. Young
By: Robert L. Young

SCHEDULE A

Fund Name	Share Class	Fiscal Year End	Expense Cap	Expense Cap Period End
JPMorgan Mid Cap Value Fund	Class A	December 31	1.25%	April 30, 2007
	Class B	December 31	2.00%	April 30, 2007
	Class C	December 31	2.00%	April 30, 2007
	Select	December 31	1.00%	April 30, 2007
	Institutional	December 31	0.75%	April 30, 2007